UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*


             The First National Bank of West Chester t/a FIRSTNATCO
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   33749210-2
             -----------------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33749210-2                   13G                   Page __ of __ Pages
          ----------


-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The First National Bank of West Chester t/a FIRSTNATCO
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [  ]
         (b)  [  ]

-------------------------------------------------------------------------------
   3   SEC USE ONLY



-------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania

-------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            256,134
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             200,942
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             234,236
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       127,645
-------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       457,076

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       19.94%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                       BK

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Schedule 13G
                Responses to Items 1-10 and Signature Attestation

Item 1.

a.       First West Chester Corporation

b.       9 North High Street
         West Chester, PA  19380

Item 2.

a.       The First National Bank of West Chester t/a FIRSTNATCO

b.       9 North High Street
         West Chester, PA 19380

c.       Place of Organization:  Pennsylvania

d.       Common Stock, par value $1.00 per share.

e.       CUSIP No.33749210-2.

Item 3.

a.|_|    Broker or Dealer registered under Section 15 of the Act.

b.|X|    Bank as defined in section 3(a)(6) of the Act.

c.|_|    Insurance Company as defined in section 3(a)(19) of the act.

d.|_|    Investment  Company  registered under section 8 of the Investment
         Company Act.

e.|_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

f.|_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
         Fund: see ss.240.13d-1(b)(1)(ii)(F)

g.|_|    Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)(Note:
         See Item 7).

h.|_|    Group, in accordance with ss.240.13d-1(b)(1)(ii)(H).

Item 4.  Ownership

See Items 5 through 9 and 11 of cover page.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

All of the securities are beneficially owned by The First National Bank of West Chester in various fiduciary capacities. Consequently, various other persons and entitites are entitled to receive dividends and proceeds of sale from all such securities. The number of individual accounts holding an interest of 5% or more is none.
   ----

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report is not an admission that the First National Bank of West Chester is the beneficial owner of any securities covered by this report, and the First National Bank of West Chester expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    09-22-97                             /s/ J. Duncan Smith
---------------------                 ------------------------------------------
         Date                                         Signature

                                        J. Duncan Smith, Treasurer
                                      ------------------------------------------
                                                      Name/Title


    09-22-97                            /s/ Kevin C. Quinn
---------------------                 ------------------------------------------
         Date                                         Signature

                                        Kevin C. Quinn, Assistant Treasurer
                                      ------------------------------------------
                                                      Name/Title